CERTIFICATE OF QUALIFIED PERSON

I, Mihajlo Samoukovic, P.Eng. do certify that:

1.	I am a Senior Engineer at:

Knight Piésold Ltd.
750 West Pender Street, Vancouver,
British Columbia, Canada, V6C 2T8

2.	This certificate applies to the report “NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia”, effective March 8th, 2018 (the “Technical Report”).

3.	I graduated with a B.Sc. Degree in Applied Science, Civil Engineering (2009) from the University of British Columbia (UBC) Canada.

4.	I am a Professional Engineer and a member of:
•	Engineers and Geoscientists British Columbia (154793)

5.	My relevant experience over the past 9 years includes: Mine waste and water management design, construction quality assurance, permitting support, dam safety reviews and closure.

6.	I have have personally inspected the subject project in February 2017.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

8.	I am responsible for the review and preparation of Sections 1.7, 2.2.4, 18.2, and relevant portions of Sections 21, 25 and 26 of the Technical Report.

9.	I have been involved with the subject property since 2016.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated on this 11th day of May, 2018.

“original signed”
_______________________
Mihajlo Samoukovic, P.Eng.

Knight Piésold Ltd.| Suite 1400 – 750 West Pender St, Vancouver, BC Canada V6C 2T8 | p. +1.604.685.0543  f. +1.604.685.0147